CLIFTON STAR GRANTS STOCK OPTIONS

Quebec City, QUEBEC--(March 12, 2012) - Clifton Star Resources Inc. has granted 435,000 incentive stock options to an officer of the corporation, exercisable at a price of $2.03 per share which was the closing price on the grant date. The stock options are exercisable for a period of five years from the date of the grant (March 9, 2012). These options have been granted as part of the officer's employment package and which the corporation was precluded from issuing during the cease trade period. One-quarter of the options vest immediately and the balance vest at a rate of 25 per cent per quarter over the next nine months. Any shares issued under the option grant will be subject to a four-month hold period from the date of granting of the option (March 9, 2012), pursuant to the policies of the TSX Venture Exchange.

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.